UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Clean Diesel Technologies, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 18449C 401
(CUSIP Number) December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]

Rule 13d-1 (b)

[ X ]

Rule 13d-1(c)

[     ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP No. 18449C 401		Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS John A. Kanis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ] (SEE INSTRUCTIONS)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES	5.	SOLE VOTING POWER 3,467 shares
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 3,467 shares
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G/A
CUSIP No. 18449C 401		Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Kanis S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ] (SEE INSTRUCTIONS)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	5.	SOLE VOTING POWER 703,548 shares (a)
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 703,548 shares (a)
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,548 shares (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12.	TYPE OF REPORTING PERSON CO

(a) Includes warrants to acquire 249,000 shares of common stock.  Does not include 250,000 shares of common stock issuable upon conversion of convertible note due in 2016.

SCHEDULE 13G/A
CUSIP No. 18449C 401		Page 3 of 6 Pages

Item 1(a).

Name of Issuer:

Clean Diesel Technologies, Inc.

Item 1(b).

Address of Issuer's Principal Executive Offices:

1621 Fiske Place, Oxnard, CA 93033.

Item 2(a).

Name of Person Filing:

John A. Kanis

Kanis S.A.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the business office of each of the Reporting Persons is:

c/o 235 Old Marylebone Road, London NW1 5QT, England.

Item 2(c).

Citizenship:

John A. Kanis is a British Citizen.

Kanis S.A. is a British Virgin Islands Corporation

Item 2(d).

Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).

CUSIP Number:

18449C 401

Item 3.

Filing Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

SCHEDULE 13G/A
CUSIP No. 18449C 401		Page 4 of 6 Pages

Item 4.

Ownership:

For John A. Kanis:

(a)

Amount beneficially owned:  3,467  shares

(b)

Percent of class:  0%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote   3,467

(ii)

Shared power to vote or to direct the vote 0

(iii)

Sole power to dispose or to direct the disposition of 3,467

(iv)

Shared power to dispose or to direct the disposition of 0

_____

For Kanis S.A.:

(a)

Amount beneficially owned:  703,548 (a) shares

(b)

Percent of class:  4.9%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote   703,548 (a)

(ii)

Shared power to vote or to direct the vote 0

(iii)

Sole power to dispose or to direct the disposition of 703,548 (a)

(iv)

Shared power to dispose or to direct the disposition of  0

_____
(a) Includes warrants to acquire 249,000 shares of common stock.  Does not include 250,000 shares of common stock issuable upon conversion of convertible note due in 2016.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [✓].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

SCHEDULE 13G/A
CUSIP No. 18449C 401		Page 5 of 6 Pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G/A
CUSIP No. 18449C 401		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

13 February, 2015

/s/ John A. Kanis

John A. Kanis

Kanis S.A.

By  /s/ Christiane Maret

Name:  Christiane Maret

Title: Director of Kanis S.A.